UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35683 / July 21, 2025

In the Matter of:

Lago Evergreen Credit,
Lago Asset Management, LLC,
Lago Innovation Fund I, LP,
Lago Innovation Fund I-QP, LP,
Lago Innovation Fund, LLC,
Lago Innovation Fund II-AI, LP,
Lago Innovation Fund II-QP, LP,
Lago Innovation Fund II, LLC,
Lago Delta Nine Fund, LP,
Lago Delta Nine Fund QP, LP,
Lago Delta Nine, LLC,
Lago D9 Equity Fund I, LP,
Lago D9 Equity Fund I-QP, LP,
Lago Innovation Fund III-AI, LP,
Lago Innovation Fund III-QP, LP,
Lago Innovation Fund III, LLC,
Lago Acceleration Fund I, LP,
Lago Acceleration Fund I-QP, LP,
Lago Apex Credit Corporation

10 S. Wacker Drive
Suite 3540
Chicago, Illinois 60606

812-15791

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

LAGO Evergreen Credit, et al. filed an application on May 9, 2025, requesting an order under
sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1
under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d)
and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain registered
closed-end management investment companies and business development companies
(collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and
with certain affiliated investment entities.

On June 23, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35648). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by LAGO Evergreen Credit, et al. (File No. 812-15791) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.